UNITY HOLDINGS, INC.
SELECTED FINANCIAL DATA

UNITY HOLDINGS, INC.
SELECTED FINANCIAL DATA

(Dollars in 000s)	2006	2005	2004	2003	2002
STATEMENT OF CONDITION
Assets:
Cash & Due From Banks	4,972	3,765	2,817	2,898	3,574
Federal Funds Sold \ Int. Earning Deps	248	857	3,800	59	873
Investment Securities	22,355	21,145	15,488	12,281	13,124
Gross Loans	224,117	195,599	167,333	138,257	107,854
Loan Loss Provision	2,791	2,445	2,259	1,866	1,471
Net Loans	221,326	193,154	165,074	136,391	106,383
Fixed Assets	11,813	9,402	8,091	4,993	5,102
Other Assets	5,859	5,011	4,191	3,227	1,881
TOTAL ASSETS	266,573	233,334	199,461	159,849	130,937
Liabilities & Capital:
Core Deposits	128,348	113,668	77,340	44,646	41,788
Time Dep's	81,136	69,651	84,070	84,824	76,183
Total Deposits	209,484	183,319	161,410	129,470	117,971
FHLB & Other Borrowings	33,850	29,250	19,150	13,109	0
Guaranteed subordinated debentures	3,093	3,093	3,093	3,093	0
Borrowings	36,943	32,343	22,243	16,202	0
Other Liabilties	2,042	974	843	890	958
TOTAL LIABILITIES	248,469	216,636	184,496	146,562	118,929
Redeemable KSOP shares	506	106	82	74	66
Capital	17,598	16,592	14,883	13,213	11,944
TOTAL LIAB. & CAPITAL	266,573	233,334	199,461	159,849	130,939

INCOME STATEMENT
Interest Income	18,942	14,435	10,949	9,449	8,467
Interest Expense	8,967	6,114	3,930	3,474	3,766
Net Interest Income	9,975	8,321	7,019	5,975	4,701
Provision for Loan Losses	461	221	732	495	529
Net Int Income after LL Prov	9,514	8,100	6,287	5,480	4,172
Noninterest Income	1,598	1,296	1,090	1,070	1,071
Noninterest Expense	8,104	6,479	4,993	4,515	3,968
Income Before Taxes	3,008	2,917	2,384	2,035	1,275
Income Tax Expense	1,010	954	773	673	442
DIRECT NET INCOME	1,998	1,963	1,611	1,362	833

UNITY HOLDINGS, INC.
SELECTED FINANCIAL DATA

(Dollars in 000s)	2006	2005	2004	2003	2002

AVERAGE BALANCES
Gross Loans	207,771	178,667	150,704	122,142	97,565
Earning Assets	231,127	202,736	166,420	137,259	111,978
Assets	248,627	217,312	175,840	137,134	111,907
Deposits	199,600	175,995	141,075	123,628	109,484
Borrowings & guaranteed subordinated debt	30,452	23,848	19,284	8,965	464
Stockholders Equity	17,095	15,738	14,235	12,512	9,648

Shares outstanding at year end	990,030	1,014,510	1,013,510	1,013,510	1,009,910
Weighted Avg Shares (undiluted)	993,036	1,014,154	1,013,510	1,010,719	896,086

KEY RATIOS
Return on Average Assets	0.80	0.90	0.92	0.99	0.74
Return on Average Equity	11.69	12.47	11.32	10.89	8.63
Dividend Payout Ratio	0.00	0.00	0.00	0.00	0.00
Net Interest Margin	4.32	4.10	4.22	4.35	4.20
Equity To Assets	6.60	7.11	7.46	8.27	9.12
Earnings Per Share (undiluted)	2.01	1.94	1.59	1.35	0.93
Average Book Value per Share	17.27	15.51	14.05	12.35	9.55

Management's Discussion and Analysis

Of Financial Condition and Results of Operations

The following is a discussion of our financial condition and the financial condition of our bank subsidiary, Unity National Bank, at December 31, 2006 and 2005 and the results of operations for the years then ended. The purpose of this discussion is to focus on information about our financial condition and results of operations that are not otherwise apparent from our audited consolidated financial statements.  Reference should be made to those statements and the selected financial data presented elsewhere in this report for an understanding of the following discussion and analysis.

Forward-Looking Statements

We may from time to time make written or oral forward-looking statements, including statements contained in filings with the Securities and Exchange Commission and our reports to stockholders.  Statements made in this report, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties.  Forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  Our actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including governmental monetary and fiscal policies, deposit levels, loan demand, loan collateral values, securities portfolio values, interest rate risk management, the effects of competition in the banking business from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds and other financial institutions operating in our market area and elsewhere, including institutions operating through the Internet, changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions, failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans and other factors.  We caution that these factors are not exclusive.  We do not undertake to update any forward-looking statement that may be made from time to time by us, or on our behalf.

Critical Accounting Policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements.  Our significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2006.

Certain accounting policies involve significant judgments and assumptions by us which have a material impact on the carrying value of certain assets and liabilities.  We consider these accounting policies to be critical accounting policies.  The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances.  Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements.  Refer to the portion of this discussion that addresses our allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our 2006 results were highlighted by reporting net income of $1,997,900.  The Company continued to leverage its equity base through strong loan and deposit growth coupled with operating expense control.  The Company also deployed capital in market expansion to take advantage of business opportunities in contiguous counties.

Financial Condition at December 31, 2006 and 2005

As of December 31, 2006, we had total assets of $266.6 million, an increase of 14.2% over December 31, 2005.  Total interest-earning assets were $246.7 million at December 31, 2006 or 93% of total assets, the same percentage as reported at December 31, 2005.  Our primary interest-earning assets at December 31, 2006 were loans, which made up 91% of total interest-earning assets at December 31, 2006 as compared to 90% at December 31, 2005.  Our loan to total funding ratio was 92% at December 31, 2006 and December 31, 2005.  Increased funding levels from deposit growth of $26.2 million and borrowings of $4.6 million were used primarily to fund loan growth of $28.5 million and growth in investments of $1.2 million.

Our securities portfolio was $19.8 million at December 31, 2006, compared to $18.9 million at December 31, 2005.  Funds in excess of the loan portfolio are generally used to purchase investments to acquire an acceptable yield on funds.  Fixed assets increased $2.4 million in 2006 over year ending 2005 levels.  Our Calhoun, Gordon County, office opened upon completion in August 2006.

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there are sufficient cash flows to satisfy demands for credit, deposit withdrawals, and other needs.  Traditional sources of liquidity include asset maturities and growth in core deposits.  A company may achieve its desired liquidity objectives from the management of assets and liabilities and through funds provided by operations.  Funds invested in short-term marketable instruments and the continuous maturing of other earning assets are sources of liquidity from the asset perspective.  The liability base provides sources of liquidity through deposit growth, the maturity structure of liabilities, and accessibility to external sources of funds.

As our loan demand has continued to increase, we have increased the use of external funding sources in a manner to achieve acceptable net interest margins and to mitigate interest rate risk in the balance sheet.  Federal Home Loan Bank ("FHLB") advances were $33.9 million at December 31, 2006 compared to $29.2 million at December 31, 2005.  The Bank also used FHLB advances to lock in acceptable margins when they proved more economically acceptable compared to other external funding sources.  Secondary market time deposits stood at $16.5 million at December 31, 2006 compared to $14.1 million for the same period last year.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates and general economic conditions and competition.   We attempt to price our deposits to meet our asset/liability objectives consistent with local market conditions.

Our liquidity and capital resources are monitored on a periodic basis by management and Federal regulatory authorities.  As determined under guidelines established by the Asset/Liability Committee and acceptable current banking practices, our core liquidity ratio was 8.20% at December 31, 2006.  The Company's liquidity tightened somewhat during the fourth quarter as loan demand became strong.  Deposit increases have eased these liquidity pressures.  Management considers the low liquidity levels at year end to be atypical.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

At December 31, 2006, we had loan commitments outstanding of approximately $38.2 million.  Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  If needed, we have the ability to borrow and purchase federal funds from other financial institutions.  At December 31, 2006, we had an arrangement with two correspondent commercial banks for short-term unsecured advances of $4.5 million and $5.0 million each. Also in place with a correspondent commercial bank is a security repurchase agreement utilizing securities available for sale as the underlying collateral with a line of secured credit of approximately $4 million.   At December 31, 2006, we also had the ability to borrow an additional $2.7 million from the Federal Home Loan Bank.  By having this readily available credit, our secondary liquidity ratio was 45.9%, substantially higher than our 20% minimum directive.

At December 31, 2006, our capital levels were compliant with regulatory minimum capital requirements.  Our stockholders' equity increased primarily due to net income of $1,997,900.  For regulatory purposes, the net unrealized losses on securities available-for-sale are excluded in the computation of the capital ratios.

In the future, our primary source of funds available to Unity Holdings, Inc. will be the payment of dividends by the Bank.  Banking regulations limit the amount of the dividends that may be paid without prior approval of the bank's regulatory agency.  Currently, the Bank can pay $6.0 million in dividends without regulatory approval.

The minimum capital requirements to be considered "well capitalized" under prompt corrective action provisions and the actual capital ratios for us and the Bank as of December 31, 2006 are as follows:

	Actual		Regulatory
	Consolidated	Bank	Requirements
Leverage capital ratio	8.32%	7.93%	5.00%
Risk-based capital ratios:
Core capital	9.34%	8.91%	6.00%
Total capital	10.59%	10.16%	10.00%

These ratios may decline as asset growth continues, but are expected to exceed the regulatory minimum requirements.  Anticipated future earnings will keep these ratios at satisfactory levels.  We have adequate cash resources and a line of credit available at the holding company level to maintain "well-capitalized" status at the subsidiary bank.

We believe that our liquidity and capital resources are adequate and will meet our foreseeable short and long-term needs.  We anticipate that we will have sufficient funds available to meet current loan commitments and to fund or refinance, on a timely basis, our other material commitments and liabilities.

Management is not aware of any known trends, events or uncertainties, other than those discussed above, that will have or that are reasonably likely to have a material effect on our liquidity, capital resources or operations.  Management is also not aware of any current recommendations by the regulatory authorities that, if they were implemented, would have such an effect.

Effects of Inflation

The impact of inflation on banks differs from its impact on non-financial institutions.  Banks, as financial intermediaries, have assets which are primarily monetary in nature and that tend to fluctuate in concert with inflation.  A bank can reduce the impact of inflation if it can manage its rate sensitivity gap.  This gap represents the difference between rate sensitive assets and rate sensitive liabilities.  We, through our asset/liability committee, attempt to structure the assets and liabilities and manage the rate sensitivity gap, thereby seeking to minimize the potential effects of inflation.  For information on the management of our interest rate sensitive assets and liabilities, see "Asset/Liability Management".

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations For The Years Ended December 31, 2006 and 2005

Net Interest Income

Our results of operations are determined by our ability to manage interest income and expense effectively, to minimize loan and investment losses, to generate non-interest income, and to control operating expenses.  Because interest rates are determined by market forces and economic conditions, our ability to generate net interest income depends on our ability to obtain an adequate net interest spread between the rate we pay on interest-bearing liabilities and the rate we earn on interest-earning assets.

Our tax equivalent net yield on average interest-earning assets was 4.37% in 2006 as compared to 4.17% in 2005.  Average net interest-bearing assets grew $28.4 million in 2006 as compared to 2005.  Average loans increased by $29.1 million for the year ended December 31, 2006 as compared to the same period in 2005.  Average interest-bearing liabilities increased by $24.9 million with average interest bearing demand deposits and money market deposits accounting for the vast majority of this increase.  The rate earned on average interest-earning assets increased to 8.20% in 2006 from 7.12% in 2005.  The rate paid on average interest-bearing liabilities increased to 4.19% in 2006 from 3.26% in 2005.  The rising rate environment had a positive effect on asset yields as a whole.  Concurrently, the cost of funds also increased.  We sold some investment securities to provide liquidity for loan growth rather than borrow funds at a higher cost.  The Company grew its money market and other demand deposits by $18.9 million, which carried a cost of 3.99%.  This action was favorable when compared to the other funding alternatives with significantly higher interest costs.

Provision for Loan Losses

The provision for loan losses was approximately $462,000 and $221,000 in 2006 and 2005, respectively.  The amounts provided were due primarily to the growth of the portfolio and to our assessment of the inherent risk in the portfolio.  Loan loss experience for the Bank is low compared to other banks of similar size.  Net charge-offs for 2006 were $115,000 as compared to $35,000 for 2005.  Management continually evaluates its loan loss reserve for adequacy.  The allowance for loan losses as a percentage of total loans was 1.25% at December 31, 2006 and December 31, 2005.

Other Income

Other income consists of service charges on deposit accounts, mortgage loan origination fees, and other miscellaneous revenues and fees.  Other income was $1,598,000 in 2006 as compared to $1,296,000 for 2005.  Mortgage loan origination income increased $173,000 for the year ended December 31, 2006 when compared to the year ended December 31, 2005.  The Company added to its mortgage lending division, and the business unit continues to produce strong results.  Service charges on deposit accounts increased $135,000 for the year ended December 31, 2006 as compared to the same period in 2005.  Other operating income increased $20,000 for 2006 over 2005.

Other Expenses

Other expenses of $8,104,000 for 2006 represent an approximately 25% increase over the $6,479,000 posted for 2005.  Salaries and employee benefits increased $1,244,000 in 2006 over 2005.  During the year, the bank acquired additional production staff, some of whom were associated with the new Calhoun office.  These personnel additions should position the bank for increased market share in new and existing markets.  Occupancy expense increased $158,000 for the year ended December 31, 2006 when compared to the year ended December 31, 2005.  The new Calhoun office and new technology initiatives, such as branch deposit capture and remote deposit capture, were the primary drivers of the equipment and occupancy increases.  As business volumes grow, so do our processing and personnel costs. The increase in total other operating expenses of $223,000 is directly related to the overall growth of the Bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Income Tax

Income tax expense was $1,011,000 in 2006 as compared to $954,000 in 2005.  The rate of income tax compared to pretax income was 34% in 2006 as compared to 33% in 2005.

Asset/Liability Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing, and capital policies.  Specific officers are charged with the responsibility for monitoring policies and procedures designed to ensure acceptable composition of the asset/liability mix. Management's overall philosophy is to support asset growth primarily through growth of core deposits of all categories made by local individuals, partnerships, and corporations.

Our asset/liability mix is monitored on a regular basis with a report reflecting the interest rate-sensitive assets and interest rate-sensitive liabilities being prepared and presented to the Bank's Board of Directors on a quarterly basis.  The objective of this policy is to monitor interest rate-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings.  An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period.  A gap is considered "asset-sensitive" when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities.  A gap is considered "liability-sensitive" when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets.  During a period of rising interest rates, a liability-sensitive gap would tend to affect net interest income adversely, while an asset-sensitive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a liability-sensitive gap would tend to result in an increase in net interest income, while an asset-sensitive gap would tend to affect net interest income adversely.  If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates.  Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates.  Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates.  In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income.  For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates.  Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates.  In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") that limit changes in interest rates.  Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap.  The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

Changes in interest rates also affect our liquidity position.  We currently price deposits in response to market rates and it is management's intention to continue this policy.  If deposits are not priced in response to market rates, a loss of deposits could occur that would negatively affect our liquidity position.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2006, the interest rate-sensitivity gap, the cumulative interest rate-sensitivity gap, the interest rate-sensitivity gap ratio and the cumulative interest rate-sensitivity gap ratio.  The table also sets forth the time periods in which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms.  However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin as the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers.  The non-maturity deposit portfolio, for example, can reprice in its entirety at any time.  However, rate changes on several types of these deposits happen rarely.  In addition, various assets and liabilities indicated as repricing within the same period may in fact, reprice at different times within such period and at different rates.

	Within	Over Three	Over One	After
	Three	Months To	Year to	Three
	Months	One Year	Three Years	Years	Total
	( Dollars in Thousands)
Interest-earning assets:
Interest-bearing deposits in banks	248	-	-	-	248
Fed funds sold	-	-	-	-	-
Securities	1	2,665	1,674	18,015	22,355
Loans	116,376	33,154	45,523	29,372	224,425
Total	116,625	35,819	47,197	47,387	247,028

Interest-bearing liabilities:
Interest-bearing demand deposits	17,005	-	-	-	17,005
Savings & Money Market Deposits	111,343	-	-	-	111,343
Time Deposits	10,895	34,708	31,471	4,062	81,136
Federal Funds Purchased	338	-	-	-	338
Other Borrowings	450	18,450	12,950	2,000	33,850
Subordinated Debentures	3,093	-	-	-	3,093
Total	143,124	53,158	44,421	6,062	246,765

Interest rate sensitivity gap	(26,499)	(17,339)	2,776	41,325	263
Cumulative interest rate sensitivity gap	(26,499)	(43,838)	(41,062)	263
Interest rate sensitivity gap ratio	0.81	0.67	1.06	7.82
Cumulative interest rate sensitivity gap ratio	0.81	0.78	0.83	1.00

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SELECTED FINANCIAL INFORMATION AND STATISTICAL DATA

The following tables and schedules set forth certain significant financial information and statistical data with respect to: the distribution of assets, liabilities and stockholders' equity, the interest rates we experience; our investment portfolio; our loan portfolio, including types of loans, maturities, and sensitivities of loans to changes in interest rates and information on nonperforming loans; summary of the loan loss experience and allowance for loan losses; and types of deposits.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTEREST RATES AND INTEREST DIFFERENTIALS

Average Balance Sheets, Interest and Rates

The table below shows the year-to-date average balance for each category of interest earning assets and interest-bearing liabilities for the indicated periods and the average rate of interest earned or paid thereon.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	For the Years Ended December 31,
		2006			2005
		Interest	Weighted		Interest	Weighted
	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate
(Dollars in Thousands)

ASSETS
Interest earning assets:
Interest bearing deposits in banks	$260	$8	3.08%	$299	$7	2.34%
Federal funds sold	1,062	58	5.46%	2,429	68	2.80%
Taxable Investments, amortized cost	16,467	808	4.91%	15,289	653	4.27%
Non-taxable investments, amortized cost	5,567	239	4.29%	6,052	259	4.28%
Loans	207,771	17,829	8.58%	178,667	13,448	7.53%
Total interest earning assets	231,127	$18,942	8.20%	202,736	$14,435	7.12%
Allowance for Loan losses	(2,604)			(2,228)
Other assets	20,104			16,804
Total assets	$248,627			$217,312

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest bearing liabilities:
Deposits:
Demand, including MMDA	$102,207	$4,078	3.99%	$81,808	$2,430	2.97%
Savings	4,402	66	1.50%	3,744	53	1.42%
Time	77,068	3,430	4.45%	77,393	2,745	3.55%
Federal funds purchased	571	25	4.38%	689	24	3.48%
FHLB advances & other borrowings	26,781	1,118	4.17%	20,782	667	3.21%
Guaranteed subodinated debentures	3,093	250	8.08%	3,093	195	6.30%
Total interest bearing liabilities	214,122	$8,967	4.19%	187,509	$6,114	3.26%

Non-interest bearing demand deposits	15,923			13,050
Other liabilities	1,487			1,015
Stockholders' equity	17,095			15,738
Total liabilities and stockholders' equity	$248,627			$217,312

Net interest income		$9,975			$8,321

Net interest spread			4.01%			3.86%
Net interest margin (TE)			4.37%			4.17%

Non-accrual loans and the interest income which was recorded on these loans, if any, are included in the yield calculation for loans in all periods reported.

(TE) - Tax Equivalent.  Loan fees of $1,204,000 and $1,014,000 are included in the yields for 2006 and 2005, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Rate and Volume Analysis

The following table shows a summary of the changes in interest income and interest expense resulting from changes in volume and changes in rates for each major category of interest earning assets and interest-bearing liabilities for 2006 over 2005.  The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

	2006 vs. 2005
	Rate	Volume	Net
	(Dollars in Thousands)
Income from interest-earning assets:
Interest bearing deposits in banks	$2	$(1)	$1
Federal funds sold	42	(52)	(10)
Taxable Investments, amortized cost	103	52	155
Non-taxable investments, amortized cost	1	(21)	(20)
Loans	2,020	2,361	4,381
Total interest income	$2,168	$2,339	$4,507

Expense from interest-bearing liabilities:
Demand, including MMDA	$954	$694	$1,648
Savings	3	10	13
Time	697	(12)	685
Federal funds purchased	5	(4)	1
FHLB advances & other borrowings	230	221	451
Guaranteed subodinated debentures	55	-	55
Total interest bearing liabilities	$1,944	$909	$2,853

NET INTEREST INCOME	$224	$1,430	$1,654

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INVESTMENT PORTFOLIO

Types of Investments

Our securities portfolio, consisting of U.S. Government sponsored agencies, mortgage-backed, municipal and restricted equity securities, amounted to $22.5 million at December 31, 2006, compared to $21.1 million at December 31, 2005.  Most of the Company's funds were used to fund strong loan growth rather than in the investment portfolio.  We have not specifically identified any securities for sale in future periods that, if so designated, would require a charge to operations if the market value would not be reasonably expected to recover prior to the time of sale.

The carrying amounts of securities and the corresponding interest yield, which are all classified as available-for-sale, are summarized as follows:

	December 31, 2006
			Weighted
	Amortized	Fair	Average
	Cost	Value	Yield
	(Dollars in Thousands)
U.S. Government sponsored agency securities	$10,239	$10,119	4.70%
Mortgage-backed securities	3,727	3,647	4.40
Municipal securities	5,961	6,049	6.50
Restricted equity securities	2,540	2,540	6.04
	$22,467	$22,355	5.23%

	December 31, 2005
			Weighted
	Amortized	Fair	Average
	Cost	Value	Yield
	(Dollars in Thousands)
U.S. Government sponsored agency securities	$8,993	$8,804	4.23%
Mortgage-backed securities	4,566	4,456	4.45
Municipal securities	5,568	5,619	6.48
Restricted equity securities	2,265	2,265	3.92
	$21,392	$21,144	4.89%

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Maturities

The amounts of debt securities are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one through three years, (3) after three through five years and (4) after five years.  Restricted equity securities are not included in the table because they have no contractual maturity.

	December 31, 2005
			Weighted
	Amortized	Fair	Average
	Cost	Value	Yield
	(Dollars in Thousands)
One Year or Less	$125	$125	5.81%
One to Three Years	1,698	1,674	4.46
Three to Five Years	4,707	4,673	5.14
Over Five Years	13,397	13,342	5.34
	$19,927	$19,814	5.23%

LOAN PORTFOLIO

We generally require that loans collateralized by real estate not exceed the collateral values by the following percentages for each type of real estate loan as follows:

One- to four-family residential properties	85%
Construction loans on one- to four-family residential properties	80%
Nonresidential property	80%

For commercial, consumer, and other non-real estate loans, we require collateral commensurate with the repayment ability and creditworthiness of the borrower.

The specific economic and credit risks associated with our loan portfolio, especially the real estate portfolio, include, but are not limited to, a general downturn in the economy which could affect unemployment rates in our market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existing collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of banking protection laws.  Construction lending can also present other specific risks to the lender such as whether developers can find builders to buy lots for home construction, whether the builders can obtain financing for the construction, whether the builders can sell the home to a buyer, and whether the buyer can obtain permanent financing.  Currently, real estate values and employment trends in our market area are stable.  However, global uncertainties could negatively impact the local economy.

We attempt to reduce these economic and credit risks not only by adhering to loan to value guidelines, but also by investigating the creditworthiness of the borrower and monitoring the borrower's financial position.  Also, we establish and periodically review our lending policies and procedures.  National banking regulations limit exposure by prohibiting loan relationships that exceed 15% of the Bank's statutory capital.  Because of the Company's capital strength, the Company qualifies for the OCC's pilot lending program, which increases the lending limit to 25% of statutory capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Types of Loans

The amounts of loans outstanding at the indicated dates are shown in the following table according to the type of loan.

	2006	2006	2005	2005
	Total	%	Total	%
(Dollars in Thousands)
Commercial, financial and agricultural	$13,726	6.1%	$11,014	5.6%
Real estate - construction	43,293	19.3%	35,408	18.1%
Real estate - mortgage	160,832	71.7%	142,881	72.9%
Consumer, installment and other	6,574	2.9%	6,695	3.4%
	224,425	100.0%	195,998	100.0%
Unearned income	(308)		(399)
Allowance for loan losses	(2,791)		(2,445)
Loans, net	$221,326		$193,154

Maturities and Sensitivities of Loans to Changes in Interest Rates

Total loans as of December 31, 2006 are shown in the following table according to contractual maturity.

	Commercial	Construction	Other	Total
	(Dollars in Thousands)
Within Three Months	$6,447	$35,493	$72,315	$114,255
Over Three Months to One Year	2,046	7,590	20,692	30,328
Over One Year to Three Years	2,591	180	42,022	44,793
Over Three Years	2,642	30	32,377	35,049
	$13,726	$43,293	$167,406	$224,425

The following table summarizes loans at December 31, 2006 with due dates after one year that have predetermined and floating or adjustable interest rates.

(Dollars
in Thousands)
Predetermined interest rates	$29,749
Floating or adjustable interest rates	50,093
$79,842

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Risk Elements

Information with respect to nonaccrual, past due, restructured and other problem loans at December 31, 2006 and 2005 is as follows:

	December 31,
	2006	2005
Nonperforming loans:
Nonaccrual loans	4,235	2,964
Restructured loans	59	221
Other real estate owned	118	132
Total nonperforming loans	4,412	3,317

Potential problem loans:
Loans 90 days or more past due and still accruing	94	38
Total nonperforming and potential problem loans	4,506	3,355

Nonperforming assets to total loans and other real estate	2.01%	1.71%
Reserve for loan losses to nonperforming loans	61.95%	72.88%

Interest at contracted rates (a)	494	124
Interest recorded as income	0	0
Reduction of Interest Income for period	494	124

(a) Interest income on nonaccruals that would have beeen recorded, if the loans remained current and in accordance with original terms.

It is our policy to discontinue the accrual of interest income when, in the opinion of management, collection of interest becomes doubtful.  This status is accorded interest when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected and (2) the principal or interest is more than ninety days past due, unless the loan is both well-secured and in the process of collection.

Nonaccrual loans at December 31, 2006 were $4,235,000, compared to $2,964,000 at  December 31, 2005.  The increase is primarily the result of two large loans for the same customer being placed in nonaccrual status in the second quarter.  These loans are fully collateralized by commercial real estate.  The larger loans are in process of being collected with no significant losses.

Loans that are classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table above do not represent or result from trends or uncertainties that management reasonably expects will materially impact future operating results, liquidity, or capital resources.  These classified loans do not represent material credits about which management is aware of any information that causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes average loan balances for the year determined using the daily average balances during the year; changes in the allowance for loan losses arising from loans charged off; recoveries on loans previously charged off; additions to the allowance which have been charged to operating expense; and the ratio of net charge-offs during the year to average loans.

	Year Ended December 31,
	2006	2005
	(Dollars in Thousands)
Average amount of loans outstanding	$207,771	$165,074

Balance of allowance for loan losses at beginning of period	2,445	2,259

Loans charged off:
Installment loans	94	80
Real estate-mortgage	-	-
Commercial	53	-
	147	80

Loans recovered:
Installment loans	30	25
Real estate mortgage	-	3
Commercial	2	17
	32	45

Net charge-offs	115	35

Additions to allowance charged to operating expense during year	461	221
Balance of allowance for loan losses at end of year	$2,791	$2,445

Ratio of net loans charged off during the year to average loans outstanding	0.06%	0.02%

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Allowance for Loan Losses

Management continually evaluates its loan loss reserve for adequacy.  Our evaluation considers significant factors relative to the credit risk and loss exposure in the loan portfolio, including past due and classified loans, historical experience, underlying collateral values, and current economic conditions that may affect the borrower's ability to repay.  The allowance for loan losses is evaluated by segmenting the loan portfolio into unclassified and classified loans.  The unclassified loans are further segmented by loan type with an allowance percentage applied to each type in order to establish a general allowance for loan losses.  The allowance percentage determined is based upon the historical loss experience of each loan category.  Further, we allocate a reserve for the loan portfolio in general based on industry standards.  The classified loans, including impaired loans, are analyzed individually in order to establish a specific allowance for loan losses.  This evaluation is inherently subjective, as it requires estimates that are susceptible to significant change.  Ultimately, losses may vary from current estimates and future additions to the allowance may be necessary.  Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses as estimated at any point in time.  Management believes the loan loss reserve is adequate at this time.

As of December 31, 2006 and 2005, our allocations of the allowance for loan losses do not specifically correspond to the categories of loans listed below.   The following table represents our best estimate for the allocation of the allowance for loan losses to types of loans, as of the indicated dates.  The unallocated portion represents excess reserves over our regular reserve calculations.

	December 31, 2006		December 31, 2005
	Amount	Percent of Loans in each category to total loans	Amount	Percent of Loans in each category to total loans
	(Dollars in Thousands)		(Dollars in Thousands)
Commercial, financial and agricultural	$128	6.12%	$99	5.62%
Real estate - construction	$404	19.29%	$317	18.07%
Real estate - mortgage	$1,499	71.66%	$1,280	72.90%
Consumer, installment and other	$74	2.93%	$72	3.42%
Specific allocation for rated loans	$562	N/A	$461	N/A
Unallocated	$124	N/A	$216	N/A
	$2,791	100%	$2,445	100%

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DEPOSITS

Average amount of deposits and average rates paid thereon, classified as to noninterest-bearing demand deposits, interest-bearing demand deposits, savings deposits, and time deposits, for the year is presented below.

	December 31, 2006		December 31, 2005
	Average		Average
	Balance (1)	Percent	Balance (1)	Percent
	(Dollars in Thousands)		(Dollars in Thousands)
Noninterest-bearing demand deposits	$15,923	N/A	$13,050	N/A
Interest-bearing demand deposits & MMDA	102,207	3.99%	81,808	2.97%
Savings Deposits	4,402	1.50%	3,744	1.42%
Time Deposits	77,068	4.45%	77,393	3.55%
	$199,600	3.79%	$175,995	2.97%

 (1)   Average balances were determined using the daily average balances during the year.

The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2006 are shown below by category, which is based on time remaining until maturity of (1) three months or less, (2) over three through six months, (3) over six through twelve months, and (4) over twelve months.

(Dollars in Thousands)

Three months or less	$5,316
Over three months through six months	4,919
Over six months through twelve months	11,544
Over twelve months	17,534
$39,313